IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS SCHEDULE 13D IS
        BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                              ELTRAX SYSTEMS, INC.
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   290375 10 4
                                 (CUSIP Number)



                                Howard B. Norton
                                  c/o DATATECH
                         27126 Paseo Espada, Suite 1602
                      San Juan Capistrano, California 92675
                                 (714) 493-2028
                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notices
                               and Communications)



                                  May 17, 1996
                          (Date of Event which Required
                            Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

Check the following box if a fee is being paid with this statement:  |X|





                                  SCHEDULE 13D


CUSIP No. 290375 10 4
- --------------------------------------------------------------------------------

1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Howard B. Norton

- --------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)    |_|

                                                                 (b)    |X|

- --------------------------------------------------------------------------------
3)       SEC USE ONLY

- --------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

                                                     00
- --------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 |_|

- --------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

- --------------------------------------------------------------------------------
                                               7)   SOLE VOTING POWER
                                                                          -0-

         NUMBER OF SHARES BENEFICIALLY         8)   SHARED VOTING POWER
         OWNED BY EACH REPORTING PERSON                             1,983,000
         WITH (SEE ITEM 5)
                                               9)   SOLE DISPOSITIVE POWER
                                                                          -0-

                                              10)   SHARED DISPOSITIVE POWER
                                                                    1,983,000

- --------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  1,983,000

- --------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 |_|

- --------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  30.5%

- --------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
                  IN


                                  SCHEDULE 13D


CUSIP No. 290375 10 4
- --------------------------------------------------------------------------------

1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Ruby Lee Norton

- --------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)    |_|

                                                                 (b)    |X|

- --------------------------------------------------------------------------------
3)       SEC USE ONLY

- --------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

                                                     00
- --------------------------------------------------------------------------------

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 |_|

- --------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

- --------------------------------------------------------------------------------
                                               7)   SOLE VOTING POWER
                                                                          -0-

         NUMBER OF SHARES BENEFICIALLY         8)   SHARED VOTING POWER
         OWNED BY EACH REPORTING PERSON                             1,983,000
         WITH (SEE ITEM 5)
                                               9)   SOLE DISPOSITIVE POWER
                                                                          -0-

                                              10)   SHARED DISPOSITIVE POWER
                                                                    1,983,000

- --------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  1,983,000

- --------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 |_|

- --------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  30.5%

- --------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON
                  IN




                                  SCHEDULE 13D


Item 1.  Security and Issuer.

         This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $.01 par value (the "Common Stock"), of Eltrax Systems, Inc., a Minnesota corporation (the "Issuer"). The principal executive offices of the Issuer are located at Rush Lake Business Park, 1775 Old Highway 8, St. Paul, Minnesota 55112.

Item 2.  Identity and Background.

         (a)-(c) This Statement is being filed on behalf of Howard B. and Ruby Lee Norton (the "Reporting Persons" or individually the "Reporting Person") with respect to their acquisition of One Million Nine Hundred Eighty-Three Thousand (1,983,000) shares (the "Acquired Shares") of Common Stock from the Issuer in connection with the acquisition by the Issuer from the Reporting Persons on May 17, 1996 of all of the outstanding shares of common stock of Nordata, Inc., a California Corporation ("Nordata") and Rudata, Inc., a California corporation ("Rudata" and together with Nordata, the "Acquired Companies"). The names, addresses, principal occupation and/or nature of business of each Reporting Person are:

         1.   Name:                     Howard B. Norton
              Address:                  c/o DATATECH
                                        27126 Paseo Espada, Suite 1602
                                        San Juan Capistrano, California  92675

              Principal Occupation:     President
                                        DATATECH
                                        27126 Paseo Espada, Suite 1602
                                        San Juan Capistrano, California  92675

         2.   Name:                     Ruby Lee Norton
              Address:                  c/o DATATECH
                                        27126 Paseo Espada, Suite 1602
                                        San Juan Capistrano, California  92675

              Principal Occupation:     Secretary
                                        DATATECH
                                        27126 Paseo Espada, Suite 1602
                                        San Juan Capistrano, California  92675

         (d)-(e) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor have any been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of the Reporting Persons is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         The source and the amount of funds for the acquisition of shares of Eltrax Common Stock is hereafter described. All of the shares of Acquired Stock acquired by the Reporting Persons were issued on May 17, 1996, by the Issuer in connection with the merger of a wholly-owned subsidiary of the Issuer, Datatech Acquisition Corporation into Nordata pursuant to the terms of that certain Agreement and Plan of Merger dated May 14, 1996, between the Issuer, two wholly-owned subsidiaries of the Issuer, Datatech Acquisition Corporation, a Minnesota corporation ("Datatech Acquisition Corp.") and Rudata Acquisition Corporation, a Minnesota corporation ("Rudata Acquisition Corp."), Nordata, Rudata, and the Reporting Persons (as amended by the parties on May 17, 1996, the "Definitive Merger Agreement"). Under the terms of the Definitive Merger Agreement, all of the previously outstanding shares of Nordata were canceled in exchange for the issuance of the Acquired Shares to the Reporting Persons. All of the Acquired Shares are held as personal assets of the Reporting Persons.

Item 4.  Purpose of Transaction.

         On March 19, 1996, the Issuer, Howard B. Norton, Ruby Lee Norton, Nordata and Rudata signed a letter agreement that contemplated the acquisition of all of the outstanding Common Stock of Rudata and Nordata in exchange for the issuance of 2,045,000 shares of Eltrax Common Stock and $830,000, subject to definitive documentation and closing. The Definitive Merger Agreement was executed on May 14, 1996, and amended on May 17, 1996 in connection with the closing (the "Closing") of the transaction on May 17, 1996. Pursuant to the terms of the Definitive Merger Agreement, 1,983,000 shares of Eltrax were issued to Howard B. and Ruby Lee Norton, as community property, at the Closing in connection with the merger of Datatech Acquisition Corp. with and into Nordata and $1,016,000 was paid to the Reporting Persons in connection with the merger of Rudata Acquisition Corp. with and into Rudata. The 1,983,000 shares of Eltrax Common Stock issued in connection with the merger represented approximately 30.5% of the outstanding shares of Common Stock of the Issuer after the Closing and approximately 43.5% of such outstanding Common Stock of the Issuer prior to the Closing, without giving effect to outstanding options and warrants, and 25.2% and 33.7%, respectively, after giving effect to all outanding options and warrants. Of the 1,983,000 shares of Eltrax Common Stock issued to the Reporting Persons, 450,000 shares (the "Escrowed Shares") were issued in the name of Emseg & Co., as Escrow Agent under the terms of that certain Escrow Agreement between the Issuer, the Reporting Persons, and Norwest Bank Minnesota, National Association, the terms of which provide for the release of the Escrowed Shares to the Reporting Persons on May 17, 1998, subject to certain claims and conditions. All of the Acquired Shares issued to the Reporting Persons in connection with the Merger are "restricted stock," as defined in the rules promulgated under the Securities Act of 1933, as amended, and have certain Form S-3 demand registration rights, and "piggyback" registration rights. All expenses of such registration will be borne by the Issuer.

         The Issuer agreed to elect Howard B. Norton to the Issuer's Board of Directors.

         Pursuant to the terms of that certain Agreement dated as of May 17, 1996 by and between the Issuer, the Reporting Persons and William P. O'Reilly, Clunet R. Lewis, and Mack V. Traynor, III (collectively, the "Eltrax Principals"): (a) the Reporting Persons have the right from September 1, 1996 to May 31, 1998 to request the assistance of the Issuer in effecting a private sale of a portion (the "Assistance Portion") of the Acquired Shares (the Assistance Portion of the Acquired Shares subject to the foregoing is equal to the lesser of 1,000,000 shares or shares with $4,000,000 in value); (b) prior to the sale of the Assistance Portion of the Acquired Shares or the registration of all of the Acquired Shares for sale in accordance with the Securities Act of 1933, the Reporting Persons have the right to participate in any private placement transaction undertaken by the Issuer (other than pursuant to the exercise of outstanding options, warrants and other pre-existing rights to purchase Eltrax Common Stock or under the Eltrax 1995 Stock Incentive Plan), and (c) the Eltrax Principals are restricted from selling any of their shares of Eltrax Common Stock until the Eltrax Principals have arranged for the sale by the Reporting Persons of the Assistance Portion of the Acquired Shares; provided, however, that the foregoing restriction shall lapse on December 31, 1996, if the Reporting Persons have not notified Eltrax and the Eltrax Principals of their request for assistance pursuant to clause (a) above by December 31, 1996.

         In addition to the foregoing, Nordata, Inc., now a wholly owned subsidiary of the Issuer, entered into an Employment and NonCompetition Agreement with each of Howard B. and Ruby Lee Norton, the terms of which generally provides for the employment by Nordata of Howard B. and Ruby Lee Norton for a period of five years from May 17, 1996. In addition, the Employment and NonCompetition Agreement of Howard B. Norton provides for the payment of certain incentive payments to Howard B. Norton based upon the performance of Nordata, Inc.

         Except as disclosed in this Item 4, no Reporting Person has any current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a)-(b) The following table sets forth information regarding the beneficial ownership of the Common Stock and Common Stock Equivalents of the Issuer as of June 30, 1995, unless otherwise noted, by each Reporting Person.

///
///
///

                                Shares of Common Stock (or Common
Name                       Stock Equivalents) Beneficially Owned(1)(2)
- ----                       -------------------------------------------

                                                       Percent of
                               Amount                  Class(3)(4)
                               ------                  -----------

Howard B. Norton             1,983,000                   30.5%
  and Ruby Lee
  Norton as community
  Property(2)

         (c) Other than as described in Item 4 above, during the past 60 days, the Reporting Persons have not effected any other transactions in any shares of Eltrax stock.

         (d)-(e) Items 5(d) and (e) are inapplicable to the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         For additional information on contracts, arrangements, understandings or relationship with respect to securities of the Issuer, see Item 4 above.

- --------

(1) Shares not outstanding but deemed beneficially owned by virtue of the right of a person to acquire them within 60 days, whether by the exercise of options or warrants, are deemed outstanding in determining the amount and percent owned by such person or group.

(2) All of the shares shown are held by Howard B. and Ruby Lee Norton, as Community Property, and the Reporting Persons share voting and investment power with respect to such shares.

(3) For purposes of calculating the percent of class for each person or group, all rights to acquire Common Stock within 60 days, whether by the exercise of options or warrants, are deemed outstanding for such person or group. Such rights to acquire Common Stock are not, however, deemed to be outstanding for the purpose of computing the percentage of the class by any other person or group.

(4) For purposes of calculating the percent of class for each person or group on a fully diluted basis, all outstanding Preferred Stock is deemed to have been converted into Common Stock. Rights to acquire Common Stock within 60 days, other than the conversion of Preferred Stock into Common Stock, are deemed outstanding for each person or group, but are not deemed to be outstanding for the purpose of computing the percentage of the class on a fully diluted basis by any other person or group.


Item 7.  Material to be Filed as Exhibits.

              Exhibit 1 Letter Agreement between Eltrax Systems, Inc., Nordata, Inc., Rudata, Inc., Howard B. and Ruby Lee Norton and Garte Torre Global Capital Markets dated March 19, 1996.

              Exhibit 2 Agreement and Plan of Merger by and among Eltrax Systems, Inc., Datatech Acquisition Corporation, Rudata Acquisition Corporation, Nordata, Inc., Rudata, Inc., and Howard B. and Ruby Lee Norton dated May 14, 1996, as amended by the First Amendment to Agreement and Plan of Merger dated May 17, 1996.

              Exhibit 3 Escrow Agreement between Eltrax Systems, Inc., Howard B. and Ruby Lee Norton, and Norwest Bank Minnesota, National Association dated May 17, 1996.

              Exhibit 4 Agreement between Eltrax Systems, Inc., Clunet R. Lewis, William P. O'Reilly, and Mack V. Traynor, III, and Howard B. and Ruby Lee Norton dated May 17, 1996.

              Exhibit 5 Employment and Non-Competition Agreement between Nordata, Inc. and Howard B. Norton dated May 17, 1996.

              Exhibit 6 Employment and Non-Competition Agreement between Nordata, Inc. and Ruby Lee Norton dated May 17, 1996.



                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.


Date:  May 28, 1996                       /s/  HOWARD B. NORTON
                                          HOWARD B. NORTON



                                          /s/  RUBY LEE NORTON
                                          RUBY LEE NORTON




                                  EXHIBIT INDEX



   EXHIBIT                                           DESCRIPTION                                            PAGE

      1         Letter Agreement between Eltrax Systems, Inc., Nordata, Inc., Rudata, Inc., Howard B.       011
                and Ruby Lee Norton and Garte Torre Global Capital Markets dated March 19, 1996.

      2         Agreement and Plan of Merger by and among Eltrax Systems, Inc., Datatech Acquisition        016
                Corporation, Rudata Acquisition Corporation, Nordata, Inc., Rudata, Inc., and
                Howard B. and Ruby Lee Norton, dated May 14, 1996, as amended by the First Amendment to Agreement and Plan of Merger, dated May 17, 1996.

      3         Escrow Agreement between Eltrax Systems, Inc., Howard B. and Ruby Lee Norton, and           078
                Norwest Bank Minnesota, National Association dated May 17, 1996.

      4         Agreement between Eltrax Systems, Inc., Clunet R. Lewis, William P. O'Reilly, and           086
                Mack V. Traynor, III, and Howard B. and Ruby Lee Norton dated May 17, 1996.

      5         Employment and Non-Competition Agreement between Nordata, Inc. and Howard B. Norton         093
                dated May 17, 1996.

      6         Employment and Non-Competition Agreement between Nordata, Inc. and Ruby Lee Norton          103
                dated May 17, 1996.
